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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On September 27, 2001, Compaq posted on its internal intranet the following transcript of remarks by Carly Fiorina, HP's Chairman and CEO, at the September 17, 2001, IDC European IT Forum:

ICD - Carly Fiorina                                                            1


Carly: Let me begin this morning by acknowledging that I deeply regret that the horrific events of last week have made travel difficult for all of us, particularly those of us who reside in the United States. But at least I can be with you virtually. And I trust by all of your presence at this conference, that none of you were personally touched by the tragedy we all witnessed last week, aside from sharing in the profound grief and anger that senseless acts like this stir deep inside all of us.
         I'd like to focus my remarks this morning on events that preceded last week. I'd like to focus on the strategies that drove our decision to merge with Compaq.
         Since we announced the merger two weeks ago, volumes have been written about the combination, much of it focused on PC market consolidation or creating scale to cut costs. But those stories frankly miss the point.
         Steps like the one Michael [Capellas] and I took two weeks ago are based on a shared commitment to our customers, employees and share owners. A commitment to lead and drive the industry through its next inflection point. The

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ICD - Carly Fiorina                                                            2

accelerating shift toward market-unifying architectures and approaches. A shift that serves customers better. A shift that will unleash the inventive energies of this industry on a new generation of products, applications and solutions.
         Why are market unifying standards so important? Why are Itanium, UNIX, Linux, NT, OpenSource, Open APIs and open connectivity standards so important in the context of our merger with Compaq and the future of the technology industry?
         Because market unifying standards, at the processor level, at the operating system level, at the application interface level, at the device and applications connectivity level, will shift the underlying economics and the basis of competition in this industry.
         Market unifying standards lead to more choice and flexibility for businesses. They lead to ease of use for consumers. They lead to advantage cost models for technology suppliers, which can be passed on to customers in the way of lower costs. They lower the barriers to entry and create competition.
         Market unifying standards and architectures ultimately put customers in control, which is where control should ultimately reside. Truly ubiquitous standards force the industry to work harder, to earn customers' business every

ICD - Carly Fiorina                                                            3

day. Instead of selling to customers once, and collecting proprietary margins for years to come.
         Think about every industry that has reached this stage in its maturation. The auto industry and the consumer electronics industry are two examples. Industry where the adoption of standards became the disruptive and accelerating force that changed the underlying economic models in those industries. Redefined the basis of competition, drove the next wave of innovation and finally brought those industries into the mainstream.
         By combining HP and Compaq, we are committing to market unifying industry standards based architectures and approaches across every level of the technology stack and across every category we compete in.
         In the infrastructure arena, across our storage, management software and server offerings, so that businesses can adapt quickly to changing business dynamics. In access devices, PCs, PDAs, personal storage devices, digital cameras, digital music and entertainment devices. So our customers and the devices they use can connect to each other and to useful application and services effortlessly.
         In printing and imaging. So that printers become full-fledged citizens of the Net. Devices where information and images and ultimately rich media content can be accessed,

ICD - Carly Fiorina                                                            4

printed, stored and shared from any other network device, again effortlessly and at much lower cost to customers.
         Fundamentally, this merger is about three things. First it's about becoming a better, stronger supplier to our customers. The supplier that puts customers first. The supplier with unmatched depth and breadth in products and solutions and services. The supplier that recognizes that the real world of business prioritizes speed, and choice and flexibility and return on investment over proprietary, inflexible, Old World approaches to technology that shackle businesses to their past, and to their IT vendors.
         Second, it's about becoming a better, stronger ally for our partners. By combining forces and leveraging our partners more aggressively, we can accelerate the development and adoption of open market-unifying architectures, including Itanium and Linux, creating new markets, new momentum and new opportunities for our partners to innovate.
         Third, it's about having a clear, pragmatic view of the economics of the industry. Economics that suggest that going forward R&D and sales and marketing leverage and scale, will determine market leadership.
         The new HP will have more capital effective R&D efforts as a result of greater product and services breadth, and a better overall cost model, created by increased volume and

ICD - Carly Fiorina                                                            5

velocity. In fact no company will have better leverage and more effective capital utilization in the industry than the new HP.
         Which means we'll be able to redirect dollars into inventing and innovating across our products and solutions. And it means we can increase our feet on the street. Our sales and marketing coverage in geographies, in customer accounts and in retail and commercial channels around the world.
         As a result of this combination, vendors whose business models rely on vertically integrated, proprietary technology architectures, from the processor up through the software stack will be challenged. These vendors will have to fundamentally re-think their business models in the next several years as standards-based approaches gain momentum.
         Vertical integration didn't work for Henry Ford, and it won't work for IBM or Sun. And vendors whose current economic models are solely based on volume and velocity will not be able to gain the R&D and sales and marketing leverage to innovate and differentiate long term.
         As value in this industry continues to migrate up towards solutions and services, and down towards embedded systems and technologies, vendors like Dell will be increasingly challenged.

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ICD - Carly Fiorina                                                            6

         Now there's no doubt the PC category in and of itself has reached a stage of its maturation where economies of scale and brand are the key differentiators. A stage where a consolidation is inevitable. In considering this merger, we analyzed every alternative and in the context of our broader business strategies, we concluded the PC business is important to us today and it will continue to be important going forward.
         There are certain product categories in the consumer technology market that are essential to being a player in the hearts and minds and homes of consumers. Branded PCs and notebooks are among them. Branded digital cameras are another. Cameras are an essential product offering if you want to be a player in the digital imaging business.
         And it's important to remember that as a global company, with a presence in more than 160 countries around the world, we operate in markets and regions of the world that are far from saturated when it comes to PCs. Countries in Europe, China, Latin America and in developing countries and economies around the world.
         Despite the saturation and contraction in the US PC market, we must take a long-term global view of our business.
         Now while one benefit of our merger with Compaq is an assured presence in the PC category going forward, this deal

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ICD - Carly Fiorina                                                            7

was not predicated on doubling down on PCs. Truthfully PCs have not accounted for much of the valuation in either company's stock for some time.
         As a result, it would have been irresponsible for Michael and I to undertake this merger on the basis that PC scale was the primary value driver for our shareholders and customers.
         In fact one of the key benefits of the merger is that the new HP's higher margin imaging and printing, IT services and infrastructure businesses will be positioned to make a much greater contribution to the top and bottom line. The real synergies in this combination come from enterprise computing, not PCs.
         Even so, this merger gives us the opportunity to make PCs a part of our valuation going forward. Because we'll be competing in this space for scale, resources and the ability to innovate, a combination that only the new HP will be able to offer.
         There's no question that consolidation in a maturing industry is inevitable and natural. And both Michael and I share a commitment to leading change rather than following it. Independently our companies have a common view of where technology is headed. Itanium, UNIX, Linux and NT, next-generation devices, utility-based computing models, service-

ICD - Carly Fiorina                                                            8

centric computing. By combining forces and leveraging partnerships, we can accelerate and lead this shift.
         And a global economic downturn, and a tech recession is precisely the time to do a merger like this one. It gives us time to complete the heavy lifting required in the months ahead so that we can indeed emerge a stronger, more focused competitor when the economy does turn around.
         Now rest assured that we are appropriately sober and pragmatic about what's required to integrate these two companies. Both management teams put this into account when we evaluated the logic of the merger and we both concluded the strategic rationale and benefits to customers, to share owners and to employees outweigh the risks. In fact, we had a business plan and an integration plan done before we ever called a banker.
         We have a very capable management team between our two companies. And the teams working on the integration share a common vision of what this merger represents in terms of industry leadership. We share a common vision of what's possible.
         The integration team is committed to making the right calls around management choices, product roadmaps, technology strategies, R&D, supply chain models and shared infrastructure. And they're committed to making those calls quickly and decisively.

ICD - Carly Fiorina                                                            9

         The Compaq management team carries near-term memories of what worked and what didn't in the DEC acquisition. And the HP management team understands the operational rigor required to do the largest spin off in corporate history and do it well. I'm referring to the spin off of Agilent Technologies.
         Trust me, this team is determined and motivated to prove the skeptics around this combination wrong.
         Now when you hear from Michael Capellas later in the day, he'll frame up the industry and technology trends that we see ahead and how our combined intellectual property, world-class engineering resources and deep solutions capabilities position us to define and capitalize on the emerging technology landscape.
         So let me move into the Q&A session this morning by dispelling the three most common myths that surround this merger.
         First, this is not a defensive move, it is an offensive move. It is about leading, not following. It is about becoming a better, stronger supplier to customers. It's about becoming a better, stronger ally for our partners. It is about generating R&D and sales and marketing leverage so that we can beat our competitors.
         We intend to reshape the economic structure of the industry and force our competitors to respond. This

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ICD - Carly Fiorina                                                           10

combination will do that. I'll add that this merger is also about creating a winning company, a market-leading company. A company that our employees are proud to work for.
         Second, this is not about PCs. It's actually all about enterprise computing and professional services. The new company will have a balanced overall portfolio with scale, scope, breadth and depth across a range of product categories, and an unmatched ability to service and support customers with more than 68,000 experts in configuring, optimizing, managing and maintaining IT infrastructure.
         Third, the merger doesn't signal any change in the importance of imaging and printing systems to HP. In fact, HP acquired Indigo, the leader in high-speed color print technology the same week we announced the Compaq merger. The reason? We're committed to extending our leadership in InkJet and LaserJet printing into the realm of high-speed commercial offset printing.
         Through this acquisition we'll help our business customers save millions in the printing of annual reports, customer brochures and other types of printed collateral by bringing these capabilities in house and onto the network, so companies can print materials like these on demand.
         One CFO we talked to said he'll save $25 million a year by reducing his storage and carrying costs for obsolete printed materials. That is real money. And the customers I

ICD - Carly Fiorina                                                           11

talked to appreciate opportunities to save real money. And incidentally these opportunities are not just about printing, they also include lots of servers, storage, and software.
         I remain convinced that having an imaging and printing franchise and a computing systems franchise will continue to be a competitive differentiator, particularly as the physical and digital worlds become even more entwined.
         This merger is fundamentally about leading change and reinventing an industry. It's about being the company that works on behalf of customers to ensure that technology really delivers on its full promise. Where it no longer shackles businesses to their past, but liberates them to create their future. Where it can actually help people stay connected and simplify their lives. Where it can be used to build a foundation for universal access to basic social and economic opportunity.
         In order to deliver on these big aspirations for technology and its role in business, society and daily life, one company had to step forward to lead the change. A company with enough market presence, a company with a conviction and commitment to market-unifying architectures and approaches, a company committed to putting customers first, not technology.

ICD - Carly Fiorina                                                           12

         The new HP will be that company. And now I'd be happy to open it up to any of your questions. [applause] Thanks very much.
__: First of all Carly, we'd like to thank you very much for your speaking today and being with us in a difficult situation. I also want to thank you and I think you're probably in California, but [inaudible] England it's very late, [or in middle of the night]. So we thank you very much again.
Carly:  Well it does qualify as morning here.
__: All right, good morning. The audience will doubtless wish to ask many questions so the system is very simple. You fill up a card and [her jesters] will be moving up and down the aisle and will be able to receive your card and bring the questions to myself and we will, with John and we will ask the question. So please give us your questions.
         In the meantime, to start this off and to perhaps to oil the wheels a bit, let's have John start off with the first questions.
John: Sure, Carly, I'm sure it's on everyone's mind, you must have been answering questions for your employees and maybe the press about how events of last Tuesday might affect merger or HP. I believe it's okay to say that it's too early to tell, but so what is your answer to these questions?

ICD - Carly Fiorina                                                           13

Carly: Well the events of last week, while horrific, will certainly not impact the merger. We went into this merger with the long-term view in mind. I will say that we have spent most of last week making sure that our own employees were accounted for and assisting our customers. I do think that last week's events, their impact on the economy, it is in fact too soon to tell. I think we'll have to let that play out for several weeks.
         But in fact there is a great deal of rebuilding that will have to go on. But the merger will move forward. It's amazing how many times actually in the week before last, I was asked whether we would consider calling off the merger because the headlines were bad and the stock price was hit for a couple of days. It's an amazing question to me because I think it indicates how short term our thinking has become.
         A chief executive's job is to think about the long-term health of the business and the long-term creation of share owner value. One does not enter into a combination like this only to be blown off course by a couple days of share price or headlines.
__:  Okay, thank you.
__: Yeah, it's amazing how, you're right. Just looking 20 years ahead and two days of stock [inaudible] seem to matter more to some people. We have a question from the audience

ICD - Carly Fiorina                                                           14

here Carly which [inaudible] and then [Richard Rowe]. Bearing in mind the merger, but in general what is your strategy for mobile? [inaudible] question, perhaps you could address that.
Carly: Yes, well mobile changes everything and it is one of the reasons why we believe so strongly that service-centric computing and federated storage area management are the future. First of all mobile is the future despite the delay in 3G and I listened with some interest to the opening remarks of my colleague there. And I agreed fully when he said despite the delay in 3G, the reality is the world is becoming mobile. We would call it life lived in motion. All of us now live our lives in motion, whether it is personal or business. And that trend towards mobility will continue to sweep throughout the world.
         That's important for a systems provider like the new HP because mobility by its nature places very different demands on infrastructure. Mobility is by its nature less predictable than static traffic. It is certainly more bursty. It is, there's swarm traffic when you have mobile applications. And so there are wonderful opportunities in mobile access devices, this is a place in the industry where we think there is a great deal of innovation and invention required. So in the device itself, innovation and invention are required and it's not simply about volume and velocity

ICD - Carly Fiorina                                                           15

and the cheapest, fastest processor. Although those are important.
         It means a whole new realm of services, what we would call mobile e-services, and it places very different demands on IT infrastructure and drives that infrastructure toward service-centric computing. So I guess I would say across all three vectors of technology that we worry about, the always-on Internet infrastructure, the intelligent connected devices and environments, and the e-services themselves, not only will mobility transform those vectors, but it also creates wonderful opportunities for invention and innovation.

__: Thank you. Getting closer to Europe, which is where of course our audience is at the moment, one of the questions that's come up is with this merger going ahead, can you give us some visibility on what the management structure is likely to look like in the EMEA region?
Carly: Well probably not quite this soon. I would say that there have been a number of erroneous reports. Most of the report-, a lot of the reporting on this merger has been erroneous unfortunately. But there was at least one report in the Wall Street Journal that indicated that HP and Compaq had very different management structures in Europe. And in fact our management structures are very similar in Europe.

ICD - Carly Fiorina                                                           16

         So in essence what we will be doing is merging management structures that are very much the same, we will not be cutting back on feet on the street. That is we will be using the fact that in essence with this one move, we have doubled the size of our sales force and doubled the size of our professional services.
         What we will be dealing with of course is that we have overlapping management in some cases. And so that's a question of making personnel decisions in as rapid a manner as we can. And so you'll have to stay tuned a bit on that one. But fundamentally we are pulling together two management structures that are virtually identical and making sure that we maintain all of our feet on the street and all of our professional services capabilities.
__: Thank you. There are, you said the merger is not about PCs but there are a lot of questions from the audience about the impact on the Compaq PC brand from the merger. I would maybe ask you, so what happens to your channel or to customers? Are they, what are you doing to reassure them that they should be buying Compaq computers right now before the company's going to, kind of goes away?
Carly: Well first of all the company isn't going away. I don't think that's the right way to characterize it. What we are doing is merging two companies together to create a stronger vendor and a stronger partner. Secondly the Compaq

ICD - Carly Fiorina                                                           17

brand itself has a lot of equity in the marketplace and so we will be leveraging that equity in a pragmatic and thoughtful way.
         The HP brand is the brand for the overall enterprise because the HP brand stands all the way from the consumer space into the enterprise space and it spans as well all the way from imaging and printing into professional services and through IT infrastructure.
         Having said that, I think from a channel perspective, because that was at least one aspect of your question, customers are in charge of how they want to buy. The long-standing policy of HP and I believe of Compaq as well, but the way HP used to phrase this was to say, customer-friendly and channel-neutral. And what that means is that we have to have an effective channel to market in all the ways that our customers want to buy. That means that for enterprise customers who want to buy PCs direct, we have to give them the opportunity to do that. And there's no question that this combination allows us a more effective direct channel of distribution to enterprise customers.
         But that certainly does not mean that our channel partners won't continue to be an important part of our success. And it as well does not mean that our retail partners won't continue to be very important as we go to reach consumers all around the world, including in Europe.

ICD - Carly Fiorina                                                           18

         But I do think customers in this interim period should be encouraged to buy technology that solves their needs. Because whatever technology they buy, we're very clear on the fact that we need to provide a transition plan for customers.
         One of the things that's I think most exciting about this combination is our products, the HP and Compaq products and our momentum in the marketplace fit together incredibly well. That is to say where Compaq has been strong in the market, HP has been less strong. Where HP has been strong, Compaq has been less strong. And if we look into most of our customers' environments, the way they are purchasing technology today from these two companies is matched very closely with the way we will probably rationalize those technology road maps over time. __: Sorry, I misspoke when I said the company would go away. [inaudible] the name. There are questions about the Compaq brand. As I understand it, there will be branded products that have the Compaq name on them. Am I correct on that?
Carly: Yes, we will be leveraging the equity that the Compaq brand has and using that brand in some of our products.
__: Thanks.

ICD - Carly Fiorina                                                           19

__: [inaudible] [we've got anything to suggest] Carly, but we have a modest [message] [inaudible]. We were luckily we have [inaudible] quite a bit of time, so there's a lot of questions to go through and there's a lot of interest in what you talked about and yet more questions beyond that. One area you haven't discussed today much [inaudible] you haven't talked about your software business and they'd like to know what is the prosperity for the software business. Are you looking at acquisitions or organic growth or what is [inaudible]?
Carly: Okay well management software in particular continues to be a very important part of HP's strategy. We have made a number of acquisitions in the software space. Frankly I would probably tell you we're not finished with acquisitions that we will make in that space. One of the things this combination does for us is it greatly leverages the capability of HP OpenView because obviously it's important to have a network management and systems management capability across this breadth and depth of product line. And so we're excited about that opportunity as well.
         So software continues to be very important, I did not speak about it much because our software position is not changed dramatically by this merger, although it does provide for a broader opportunity for HP OpenView, as I

ICD - Carly Fiorina                                                           20

mentioned. And we will continue to not only focus on organically growing our software business through the investment of more R&D over time, but I think you'll continue to see us make acquisitions in that space as well.
__: While we're speaking of software Carly, we have, you mentioned Linux a few times together with NT and I guess the question is how important will Linux be for the new HP and its customers and where do you see its place in the future?
Carly: Well I think, I'm sorry?
__: I was just going to say what's your take on Linux, basically?
Carly: Well I think Linux clearly has a place. HP has committed to Linux, Compaq has committed to Linux as separate companies and we will continue to be committed. I think open source is an inevitable trend in the industry. Linux is not going to move into the data center anytime soon. It will have very specific applications, probably mostly in access devices for some time. But it nevertheless is an important piece of the technology landscape going forward. __: Another question about perhaps looking at internationally Carly, as you're pretty experienced now and recent experience as CO of HP, a very large company, what are your greatest challenges when you look outside the United States?

ICD - Carly Fiorina                                                           21

Carly: Well probably no different than any very large multinational company and in fact I think the term multinational is probably more accurate than the term global. And probably the most accurate term is multi-local. And I say that because I think the challenge for a company in 160 countries is to make the right, to strike the right balance I guess I would say, between the things that must be common across those 160 countries, and the things that really do need to be local.
         So many of the decisions that happen every day to serve customers truly do need to be local. A company to be a trusted partner and ally to customers, must be viewed as a local partner and ally. A company to be very successful in France needs to feel and be French in a great many ways. A company to be a trusted partner and ally in China needs to feel and act Chinese. And so I think that's always the challenge. What is global and there are some things that must be common and global and what is local?
         I think as well, the requirement to put as many decisions as close to the customer as possible. So that people on the ground, in the country, wherever that country may be can respond with speed and flexibility.
         I don't think those are new challenges, but I think ultimately they are the most important challenges of a global company of this size and scale.

ICD - Carly Fiorina                                                           22

__: Thank you. Carly, this is a more practical issue, when do you expect to see the direct results of the merger and do you expect any kind of push back on anti-trust in either the US or Europe?
Carly: Well we have looked at the anti-trust question very carefully as you might have expected us to. We think that both, we are in contact already with both the European Union and the US authorities. We do think there will be areas of some interest for both of them. We're reasonably confident that we will get this merger approved for a couple of really important reasons. Of course this question comes up now more than it might have several months ago after the GE-Honeywell merger.
         And the industry that we're talking about is so fundamentally different from the industry that that combination competed in. For one, this is an industry with millions of customers, not handfuls of customers. Secondly, this is an industry with relatively low barriers to entry, industry standard. Third, this is an industry of intense price competition. And so we think the economics are very, very different.
         Best case we think this merger will be approved in four to five months. Worst case the merger we think will be approved in eight to nine months. And in the time period between now and merger approval, there is a lot of really

ICD - Carly Fiorina                                                           23

important work we can do. We can be planning the integration down to very finite levels of detail, so that when approval is granted, we can immediately begin to implement.
__: Okay. So a couple of questions here Carly, so I'm going to combine the variety of services business is of great interest here. Basically you indicate that the merged company should accelerate its practice or franchise in the services space, and then a related question is if we can accept that the merger will achieve the computing and some customer objectives, how is the new entity [inaudible] going to compete with [IBM] global services, [inaudible] consulting and services outsourcing and so on business?
Carly: Yes. Well first I think it's fair to say that although we will have 68,000 professionals, certainly we are not of the scale yet of an IBM in say outsourcing or consulting. And so there will be more work we need to do, either through continuing to organically grow our outsourcing and consulting forces, or potentially making some targeted and opportunistic acquisitions.
         But I think it's also really important to recognize that this new combination represents a very powerful partner for a whole range of companies across the spectrum. Clearly this new combination is a very strong partner to Intel. Clearly this new combination is a very strong partner to

ICD - Carly Fiorina                                                           24

Microsoft. Clearly this new combination is a very strong partner to SAP to Oracle. But as well and to the point of your question, this new combination is also now a very strong partner to an Accenture, to a PWC, to a KPMG, to a Cap Gemini.
         And so we think we have an opportunity to solidify a set of partnerships. And interestingly all the partners that I mentioned have a common enemy.
__: Thank you.
__: I think we know who that is.
__: I guess, Carly, there's lots of questions about the ability of HP and Compaq together to expeditiously do that integration. I would say that the Compaq integration of Digital may be an example of ways that you may have learned some lessons from that one.
Carly:  Absolutely.
__: Can you get a little more specific about the integration plans or the speed with which you are going to do it or the teams. How the teams are put together that are looking at it?
Carly: Yes. Well a couple of things. You mentioned that there were lessons learned from the DEC acquisition and that's clearly the case. I think it's also the case if you look at it, that the most progress that was made in that acquisition occurred after Michael Capellas came on board at

ICD - Carly Fiorina                                                           25

Compaq and really drove a set of decisions there so that implementation proceeded with speed.
         I guess the second thing I would say is most of the integration decisions are actually fairly obvious. If you look at our product portfolio and of course we have very carefully but if you look at the market momentum of each company, and think about the relative strengths of each company, in fact pulling together the product portfolio is not a case of very difficult decisions. Most of the decisions are pretty obvious, and they can be made pretty quickly and planned for.
         I think secondly as I said, there are places where we clearly are going to not integrate but expand our presence. So feet on the street, professional services capability. So in fact, where most of the integration is going to occur, is to make clear choices, one product line stays, one product line goes. And most of those choices are obvious if you think about our relative market momentum.
         And then the rest of the integration will really come in the form of consolidating management teams in areas like administration, and in areas like marketing, consolidating data centers in professional services and IT.
         So I don't want to minimize the integration challenge, but I do want to suggest that we are well prepared for the integration challenge. We have studied it very carefully.

ICD - Carly Fiorina                                                           26

Knowing that the value of this combination was all in how well and how effectively we integrated it. As I mentioned in my prepared remarks, we did not call in a banker until we had an integration plan put in place and felt as though we understood well how to get it done.
         And finally as I'm trying to suggest, most of the decisions it turns out, are not rocket science. Now having said all that, we have to have the will to make the decisions cleanly and crisply and execute them in the same way.
__: Thanks Carly. A little follow up. As I remember, HP was in the process of reorganizing for it's new customer-facing units and product units. Does that, so in a way you're integrating with a moving target. Is that still the way you intend to have the combined entity? Have a customer-facing portion of the company?
Carly: Yes. And in fact, one of the things again that helps us is that Compaq had made the same move. In fact if you look back at these two companies, starting let's say 18 months ago, what you'll see is two companies moving towards each other over time. Towards each other strategically, towards each other in terms of their technology choices. Remember each of these companies independently decided to standardize their platforms on Itanium.

ICD - Carly Fiorina                                                           27

         But as well towards each other organizationally. And so HP had been going through a reorientation around product development and customer facing. Compaq had been going through the same reorientation. And again it is something that makes our integration not easy but easier that we are coming from the same organizational tilt if you will.
         Now clearly we are talking about a company now, an $87 billion company and so these are huge businesses. Our professional services business, our enterprise computing business, our access devices business and our imaging and printing business. Each one of these businesses alone would be among the top-10 IT companies in the world.
         But having said that, we will continue on the customer facing and product generation. And in many ways I think that reorientation of our business prepared us for what we need to do now in this merger.
__: Actually I did have a follow-up question on that [inaudible] public, we've talked about it a lot amongst ourselves. But perhaps you can describe a little bit again what, initially when you first went to market with this idea of a customer-facing and a production unit if you like, behind that, it was not very well perceived I think by some people. By now you must be getting feedback from the market and is it already showing signs of success?

ICD - Carly Fiorina                                                           28

Carly: Yes. In fact our customers, I tend to think of customers and partners as leading indicators and our customers have told us-, by the way I should back up and say that we are 18 months into this change. So we began the reorientation towards customer facing and product generation 18 months ago, and so we have a good deal of this under our belts already.
         It is hard to see progress externally because right as we began moving through this, the tech industry went through the down turn that we all are now experiencing. And so it's, you don't see progress in terms of 15 and 20% top-line growth. But where we are seeing real progress is in how our customers tell us they prefer how we deal with them.
         The reason we went to this structure is because we had become too difficult to do business with. There was too much complexity in how we faced customers. We have been organized around products and that used to make sense, but customers no longer buy stand-alone products. They buy collections of products and network systems that provide solutions to them.
         And so our customers like what we've done and are telling us that it makes us more responsive, more aggressive, more flexible, and that earns us their business.
__: Thanks. Carly we've been looking inside a lot, let's look outside and in fact under your experience as a CEO,

ICD - Carly Fiorina                                                           29

what's your internal scenario, what are your scenarios about the return of the economy both in Europe and US. Have you started to see any kind of pick up in sales or orders prior to Tuesday's events or have you changed your time line for the rebound? I'd just be curious to see if what you're thinking is any at all consistent with what we've seen.
Carly: Well prior to last week's events, I had been painted perhaps as a bit pessimistic several months ago. I can remember being in Europe in Germany actually at the end of February and saying at the end of February that I thought Europe would not escape the down turn. And also saying that I did not see a recovery in the second half of 2001.
         Unfortunately I turned out to be right. I have said in the last several months, that I do not see a rebound at any time in 2001 and that I think a rebound is more likely in the second half of 2002. And that when it does come, it will be a gradual rebound. It will not be sort of a hockey stick up and to the right.
         So prior to last week's events, I have been planning, we have been planning as a company for a rebound that will be in the second half of 2002. By the way, I think if you ask Michael the same question you'll find that his prognostication was very, very similar.
         I think last week's events honestly it's difficult to predict at this point. I hope that it will not have a, the

ICD - Carly Fiorina                                                           30

effect of moving the recovery out. I could create a scenario in which it will not move the recovery out and in fact it may cause a rebuilding in some important industries. But I really think it's too soon to tell.
__: Sure that's correct. I have another question here about pervasive computing [inaudible] which has been talked about a lot over the years by HP. Can you tell us a little bit more about the vision now and in particular is there something that you need a new Internet for or would it work with the existing one?
Carly: No, it would certainly work with the existing one, but fundamentally what pervasive computing or service-centric computing suggests is that computing will be provisioned as a service, it will be used as a service, it will be metered as a service and it will be billed as a service.
         The Internet, in fact the ubiquity of the Internet is one of the things that makes service-centric computing possible. But fundamentally what service-centric computing recognizes is that computing assets should be flexible and dynamic, and should be allocated based upon the task or the load or the application at hand, rather than being static. And that is why we believe moving towards industry standards is so important, to accelerate this next important shift. And it's also why I said earlier that mobility as a

ICD - Carly Fiorina                                                           31

requirement, mobility as a set of applications hastens service-centric computing because mobility by its nature is ubiquitous and unpredictable and demands a flexible infrastructure to be able to respond.
__: Thanks, Carly. I have a question for you. IDC published our reaction to your merger and we actually, reasonably positive on it. I think they understood why you did it and didn't want to focus on the difficulties of integration.
Carly:  Yes, well
__:  I'd like to know what
Carly:  It was a great report.
__: There were some negatives there. The question is what will you use as a metric to decide if you were successful or not and what's the time line, so when are you going to have to decide you'll look back and decide whether you made the right move?
Carly: Well I think there are some immediate metrics that we are holding ourselves to. And those immediate metrics have to do with two things and then I'll get to the longer term question that you're asking.
         One immediate metric is we have to keep our eye on the ball, and that means we have to continue to serve customers and beat competitors in the short term. We can't let this merger become so consuming, so distracting, that we stop

ICD - Carly Fiorina                                                           32

taking care of business every day. So first we have to execute in the here and now.
         Secondly there are some very clear time frames by which we need to make certain decisions. We know what those time frames are, we know how much time we've allowed ourselves to make some R&D road map decisions, we know how much time we've allowed ourselves to make some management decisions. And so we need to crisply move through those sets of decisions in the time frames that we've allowed.
         In terms of the longer term question that you're asking, I think first we need to see the economy turn back up obviously. But we will be holding ourselves accountable to revenue growth, well let me tell you the numbers and I think they're quite similar to what you were sharing with your audience.
         If we grow at the market, and obviously our internal goals are to gain share, but in the imaging and printing business we think that market will grow at about 10%. So we need to be growing at least at 10% and we need to be producing operating margin of about 10%. In the access devices business, we think that market all in, will grow at about 5%.
         Now obviously there are big differentials inside that market, PCs will be growing much, much slower, notebooks will be growing faster. But all in, we think that market

ICD - Carly Fiorina                                                           33

will grow at about 5% with operating margins in the 3-5% range.
         The enterprise computing business we think all in will grow at about 10%, I should say the market. If our business grows at market, it'll grow at about 10% and operating margins column in the 8-10% range.
         And then finally professional services, we think that market once the economy rebounds, will grow at about 15% and we ought to make operating margins in the low double digits.
         So on metric is we have to grow at least at market and make operating margins at the levels that we described.
         The second metric is we have a very clear set of cost synergies worth about $2.5 billion. That $2.5 billion worth of synergies we know where they are. Frankly they are not particularly ambitious. We will task ourselves to do more than that. But the $2.5 billion worth of cost synergies makes this combination 20% [accretive] in the first full year of operations, that's a big deal for a share owner. So we have to be able to get those cost synergies, get the operating margins that we require, and grow at least at market in the segments in which we participate.
         And finally we have to create an expense structure that is about 15-17% which is significantly less than each company has individually today. And we think is a great creator of value longer term.

ICD - Carly Fiorina                                                           34

         So clear financial metrics, clear time-bound metrics, and ultimately of course, it's all about customers believing, customers seeing day in and day out that they get more value for their IT dollar by working with the new HP.
__: Thank I think there's time for one quick question. We've seen, we've heard a lot about the new company and new vision, all that, but [inaudible] the honors? __: Yes, basically this Carly, you've been at HP about two years. What's been your most pleasant surprise about your job and what's been the most unpleasant surprise?
         Carly: That's a good question. Let's see. Well I guess the most pleasant surprise and it's not really a surprise, I guess but it's a surprise in degree not in kind. The inventive capability of this firm is awesome.
         Now we haven't always gotten those inventions to market as effectively as we should have. And certainly that's something that we are working on. But the sheer inventive capability is quite something. And it turns out that when we put a focus on it, we can create great results. So just as an example of that, we decided when I arrived, that we needed to put a greater focus on the creation of intellectual property and creation of patents. We needed to bolster our patent portfolio and we are now the third largest patent producer in the world on an annual basis.

ICD - Carly Fiorina                                                           35

         So that was a great surprise. I knew this was an inventive company, but I must say the talent was a pleasant surprise for me.
         I guess the most unpleasant surprise is well all the media attention hasn't been all that fun always. And I guess the thing that surprises me is how really truly short term in our orientation we have become. And that's not to say that share owners and customers should not demand returns day in and day out. But it is to say that a company and a chief executive can't focus one day at a time or one week at a time or one quarter at a time. And I guess the short-term orientation has caught me a bit by surprise.
__: Me too, Carly. So thank you very much Carly, we very much appreciate your calling up at this time of the night. We wish you had been able to be here of course, I supposed you do as well, and perhaps we'll take it as a rain check for next year. I'd like to [inaudible] before to thank you for your presentation and questions today.
Carly: Thank you, it's been a pleasure. [applause] Thank you very much. Enjoy the rest of your conference.
__: Thank you [inaudible]. We have a break now and we'd like to invite you to go out and stretch.

ICD - Carly Fiorina                                                           36

[end of presentation]


FORWARD LOOKING STATEMENT
This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

ICD - Carly Fiorina                                                           37